SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Banco Santander MÉxico, S.A., InstituciÓn de Banca MÚlTiple, Grupo Financiero Santander MÉxico
(Name of Subject Company)

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Banco Santander MÉxico, S.A., InstituciÓn de Banca MÚlTiple, Grupo Financiero Santander MÉxico
(Name of Person(s) Filing Statement)

__________________

Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Felipe Garcia Ascencio

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander MÉxico, S.A., Institución de Banca MÚlTiple, Grupo Financiero Santander MÉxico

Table of contents

ITEM

1.	Press Release dated May 15, 2023

BANCO SANTANDER MÉXICO INFORMS RELEVANT INFORMATION REGARDING THE PROCEDURE TO BE FOLLOWED SO THAT SHAREHOLDERS THAT DID NOT PARTICIPATE IN THE TENDER OFFERS COMPLETED ON APRIL 10, 2023 CAN SELL THEIR SHARES TO THE REPURCHASE TRUST

Mexico City, Mexico, May 15, 2023 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, hereby announces that, in connection with the completion of its concurrent cash tender offers by Banco Santander, S.A. (“Banco Santander”) in Mexico and in the United States to acquire all of the issued and outstanding Series B shares (the “Series B Shares”) of the Bank (the “Tender Offers”), on April 14, 2023, the Bank submitted to the Mexican National Banking and Securities Commission (the “CNBV”) a deregistration request for all of its issued and outstanding shares in the Mexican National Securities Registry (the “RNV”). On May 12, 2023, the CNBV issued the corresponding deregistration certification (available at www.gob.mx/cnbv).

In connection with the foregoing and pursuant to Mexican law, Banco Santander and Banco Santander México have incorporated a trust (the “Repurchase Trust”), so that all holders of Series B Shares that remained outstanding after the completion of the Tender Offers (the “Minority Shareholders”) can sell their Series B Shares (including those represented by American Depositary Shares) to the Repurchase Trust at the same cash price that would have been paid in the Tender Offers for their Series B Shares, that is, MX$24.52 for each of their Series B Shares. The Repurchase Trust will have a minimum duration of 6 months from the deregistration of the issued and outstanding shares of Banco Santander México.

For purposes of the foregoing, the Minority Shareholders wishing to sell their Series B Shares to the Repurchase Trust must follow the procedure described below:

1.	Request from their custodians (i) the certificate evidencing ownership of their Series B Shares, and (ii) that they, in turn, request S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (the "Indeval") the corresponding deposit certificates (jointly, the "Certificates").

2.	Deliver an original request for sale to the Bank, using the template attached hereto (the “Request for Sale”), stating the amount of Series B Shares that they wish to sell and the bank account to which payment should be made.

The Request for Sale must be accompanied by (i) the Certificates; (ii) for individuals, a copy of their official identification, (iii) for legal entities, all relevant documentation evidencing their organization, as well as the authority of their legal representatives; and (iv) any other additional information or documentation that is requested by the Bank.

3.	If a Request for Sale is incomplete, a notice will be given to the Minority Shareholder within 5 business days after receiving such Request for Sale, and the corresponding Minority Shareholder will have 10 business days, from the receipt of such notice, to cure any deficiencies. In the event that the relevant deficiency is not cured within such period, the Request for Sale will be considered rejected (without prejudice to any ulterior Request for Sale).

4.	Within 5 business days after the Bank receives a correct and complete Request for Sale, the Bank will enter into a purchase and sale contract with the Minority Shareholder using a template that will be provided by the Bank.

5.	Once the purchase and sale contract has been executed, the Minority Shareholder must request that its custodian transfer, free of charge, the applicable Series B Shares to the account number 02 015 6720 that the Bank maintains at Indeval, and deliver a written confirmation to the Bank regarding such transfer (the “Payment Conditions”).

6.	The Bank shall pay the applicable consideration to the Minority Shareholder within 5 business days after the Payment Conditions have been met, payment shall be made by means of a wire transfer to the bank account designated in the Request for Sale by the Minority Shareholder.

For a detailed description of the procedure to conduct the sale of Series B Shares, as well as the mechanics and operations of the Repurchase Trust, please consult the trust agreement available at www.gob.mx/cnbv, www.santander.com.mx and www.bancosantander.es

This material fact does not constitute an offer to sell or the solicitation of an offer to buy, and no such offer or sale shall be conducted in any State or jurisdiction in which such an offer or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2023, Banco Santander México had total assets of Ps.1,995 billion under Mexican Banking GAAP and more than 20.2 million customers. Headquartered in Mexico City, the Company operates 1,346 branches and offices nationwide and has a total of 26,461 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Request for Sale

Mexico City, [●] [●], 2023

Banco Santander México, S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México,

in its capacity as trustee under the trust agreement number 2460606

Torre Diamante, Torre B piso 2

Vasco de Quiroga #3900

Lomas de Santa Fe, Álvaro Obregón

01219, Mexico City, Mexico.

Attention: Óscar Mejía Reyes and José Jorge Carrillo Villasana

We make reference to the irrevocable administration and source of payment trust agreement dated May 8, 2023, identified with number 2460606 (the “Trust Agreement”), entered into by and between Banco Santander, S.A., as settlor and beneficiary, and Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as trustee. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms on the Trust Agreement.

In connection with the foregoing, [●], [on my own behalf / on behalf of [●]], hereby request the Trustee the purchase of [●] ordinary, nominative, series “B” shares, with no par value, representing the capital stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, in the terms set forth in the Trust Agreement and in the corresponding Purchase and Sale Agreement, indicating the following as the account for the payment of the Purchase Price:

Bank:

Account Number: [●]

Beneficiary: [●]

CLABE: [●]

SWIFT: [●]

ABA: [●]

All notices, requirements and requests that are required to be delivered to the undersigned pursuant to this Request for Sale shall be delivered in writing to the following domicile or email address:

Domicile: [●]

Attention: [●]

Telephone: [●]

Email: [●]

For purposes of the foregoing, please find attached to this Request for Sale the documents required pursuant to Section 4.3 of the Trust Agreement (the “Required Documentation”).

Sincerely,

[name of the legal entity]

________________________________

[name of the individual shareholders or legal representative of the legal entity]

[Attorney-in-fact]